E-Z TECH CORPORATION, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ 7,921,691	$ 6,396,944
Costs of net revenues	(6,725,381)	(5,630,951)
Gross profit	1,196,310	765,993
Operating Expenses:		
Sales & marketing	439,169	327,403
General & administrative	346,324	301,921
Research & development	52,855	45,516
Total Operating Expenses	838,348	674,840
Income from operations	357,962	91,153
Other Expense:		
Interest expense	(47,694)	(51,591)
Total Other Expense	(47,694)	(51,591)
Provision for income taxes	-	-
Net Income	$ 310,268	$ 39,562

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.